

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Leilei Wang
Chief Executive Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

   Re: KongZhong Corporation
      Form 20-F
      Filed June 4, 2010
      File No. 000-50826

Dear Mr. Want:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4

If the PRC government finds that the agreements that establish the structure…, page 21

1. We note that you disclose that under PRC law, a foreign investor may not own more than 50% of enterprise that provides "value-added telecommunication services," which would include WVAS. You also state that foreign investors are expressly prohibited from "gaining control" over a domestic online game operator through "contractual or technical arrangements." Please provide clear disclosure addressing the extent to which you are eligible to conduct your online game operations through contractual arrangements with your PRC operating affiliates, particularly Dacheng.

We may be subject to fines and legal sanctions if we or our employees…, page 27

2. We note your disclosure that you and your employees intend to comply with SAFE's Application Procedures for Foreign Exchange Administration for Domestic Individual Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. In your future filings, please clarify the specific fines, or other sanctions, you may face for failing to comply with this rule to date. Please describe the steps you have taken to comply with this rule, and to cause your employees to comply. We note that the Stock Option Rule was adopted in 2007. Please explain your delay.

We may be subject to PRC income tax on our global income, or dividends we receive…, page 28

3. In your future filings, please include a discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a PRC resident enterprise.

Investments and Acquisitions, page 31

4. Please disclose the facts and circumstances that led you to record a $1.5 million dollar impairment on your investment in HiU! Media in 2009. Please include this disclosure here and in your discussion of related party transactions.

Our Corporate Structure, page 33

5. We note that on pages 93-94, you disclose that you control Dacheng through a series of contractual arrangements. However, your corporate structure chart on page 33 seems to indicate that you hold 100% of the equity in Dacheng. Please reconcile.

Technology of Import and Export, page 54

6. We note your disclosure that if you enter into licensing agreements with third parties outside of the PRC through your PRC entities, these licenses will need to be registered. We also note your statement on page 40 that you have licensed Loong outside of the PRC. In your future filings, please explain why your Loong license agreements were not required to be registered.

Item 15. Controls and Procedures, page 106

    7.   In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

    i.   In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

    ii.   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

    iii.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    iv.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

    v.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

vi. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

vii. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

viii. We note that Hope Ni and Xiaoxin Chen are your audit committee financial experts. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, accountant, at (202) 551-3384 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director